EXHIBIT 99.1

Equinor to commence first tranche of the 2023 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) will commence on 9 February 2023 the first tranche of around USD 1 billion of the 2023 share buy-back programme, as announced at the Capital Market Update 8 February 2023.

The first tranche of the share buy-back programme for 2023 is around USD 1 billion, including shares to be redeemed from the Norwegian State, and will end no later than 24 March 2023. For 2023 Equinor announces a share buy-back programme of up to USD 6 billion, including shares to be redeemed from the Norwegian State.

The share buy-back programme is expected to be executed when Brent Blend oil price is in or above the range of 50-60 USD/bbl, Equinor's net debt ratio (excluding IFRS 16 leases) stays within the communicated ambition of 15-30% and this is supported by commodity prices. The subsequent share buy-back tranches after the first trance in 2023 are subject to the Board of Directors resolution for each new tranche, renewal of the authorisation for share buy-back at the annual general meeting on 10 May 2023 and renewal of a separate agreement with the Norwegian State described below.

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.

According to existing agreement between Equinor and the Norwegian State, a proportionate share of the Norwegian State’s shares of the first tranche will be redeemed and annulled at the annual general meeting in 2023. Based on renewal of this agreement, subsequent tranches of the 2023 share buy-back programme will be redeemed and annulled at the annual general meeting in 2024, ensuring that the State’s ownership interest in Equinor remains unchanged at 67%.

In this first tranche, shares for around USD 330 million will be purchased in the market, implying a total first tranche of around USD 1 billion including redemption of shares from the Norwegian State. For the first tranche in 2023, Equinor is entering into a non-discretionary agreement with a third party who will make its trading decisions independently of the company.

Further information about the share buy-back programme and the first tranche:

The first tranche of the share buy-back programme for 2023 is based on an authorisation granted to the Board of Directors at the annual general meeting 11 May 2022. According to this authorisation, the maximum number of shares to be purchased in the market is 75 million, the minimum price that can be paid per share is NOK 50, and the maximum price is NOK 1,000. The authorisation is valid until the earliest of 30 June 2023 and the ordinary annual general meeting in 2023.

Equinor has an agreement with the Norwegian State whereby the State will vote for the cancellation of shares purchased pursuant to the authorisation, and the redemption of a proportionate number of its shares in order to maintain its ownership percentage in the company. The price to be paid to the State for redemption of shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid, in the period up until final settlement with the State.

In the first tranche in 2023, shares will be purchased on the Oslo Stock Exchange. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilisation February 2021. No purchases will be made in the United States or in respect of Equinor’s American Depositary Receipts.

The Board of Directors will propose to the annual general meeting in 2023 to cancel shares purchased in the market in this first tranche and redeem and annul the proportionate number of shares owned by the Norwegian State. Any shares purchased in subsequent tranches in 2023 including a proportionate share of the State’s shares will follow a similar process at the following annual general meeting in 2024.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Further information from:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+ 47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584